SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.        )*

CorVu Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

221011 10 9
(CUSIP Number)

Karen Morgan GlobalNet Venture Partners, LLC 1051 Post Road Darien, CT 06820 (415) 834-9545
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221011 10 9		13D	Page 2 of 18 Pages
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GlobalNet Venture Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,200,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,200,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%

14.	Type of Reporting Person (See Instructions) OO

Item 1.             Security and Issuer.

Common Stock of CorVu Corporation (the “Issuer”)

3400 West 66th Street

Edina, Minnesota  55435

Item 2.             Identity and Background.

(a), (b) and (c)

The reporting person is GlobalNet Venture Partners, LLC (“GlobalNet”), a Delaware limited liability company and an international consulting firm.  The address of its principal business and principal office is 1051 Post Road, Darien, Connecticut 06820.

The following information is provided with respect to the executive officers and persons controlling GlobalNet.

John Bohn, Chairman of GlobalNet, 1051 Post Road, Darien, Connecticut 06820.

Karen Morgan, President of GlobalNet, 1051 Post Road, Darien, Connecticut 06820.

John Mullen, Executive Vice President and COO of GlobalNet, 1051 Post Road, Darien, Connecticut 06820.

Raymond Albright, Executive Vice President of GlobalNet, 1051 Post Road, Darien, Connecticut 06820.

John Banigan, Executive Vice President of GlobalNet, 1051 Post Road, Darien, Connecticut 06820.

(d) and (e)

Neither the reporting person nor any of the persons listed above has, during the last five years, been convicted in a criminal proceeding or was, during the last five years, a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            All of the individuals listed above are citizens of the United States of America.

Item 3.             Source and Amount of Funds or Other Consideration.

On June 19, 2002, the Issuer and GlobalNet entered into a stock purchase agreement pursuant to which GlobalNet agreed to purchase 1,200,000 shares of the Issuer’s common stock for an aggregate price of $324,000.  On September 3, 2002, the Issuer and GlobalNet entered into an amendment to the stock purchase agreement, and GlobalNet delivered to the Issuer as payment for the shares a Secured Promissory Note in the principal amount of $324,000, bearing interest at the rate of 5-1/2% per annum payable quarterly.

Item 4.             Purpose of Transaction.

                The shares were acquired by GlobalNet for investment purposes.  Mr. Bohn is a director and Chairman of the Board of the Issuer and Chairman of GlobalNet.  In his capacity as a director of the Issuer, Mr. Bohn may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The reporting person may make purchases of the Issuer’s common stock either in the open market or in private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the common stock, other opportunities available to it, general economic conditions, money and stock market conditions and other future developments.  Depending on the same factors, the reporting person may decide in the future to sell all or part of its investments in the Issuer’s common stock.

Item 5.             Interest in Securities of the Issuer.

                GlobalNet beneficially owns 1,200,000 shares of common stock of the Issuer, representing 5.4% of the outstanding shares of common stock.  The reporting person has sole voting and dispositive power over all of the common stock currently owned by it.  Except as described in Item 3 above, the reporting person has not engaged in any transaction during the past 60 days in any securities of the Issuer.

Item 6.             Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                As described in Item 3 above, GlobalNet and the Issuer entered into a Stock Purchase Agreement on June 19, 2002 and amended on September 3, 2002 relating to the purchase of shares of the Issuer’s common stock.  GlobalNet delivered to the Issuer, as payment for the shares, a Secured Promissory Note dated September 3, 2002 in the principal amount of $324,000 and delivered a Pledge Agreement of even date therewith to secure payment of the Promissory Note.

Item 7.             Material to be Filed as Exhibits.

Exhibit A                                               Stock Purchase Agreement dated June 19, 2002 between the Issuer and GlobalNet.

Exhibit B                                                 Amendment to Stock Purchase Agreement dated September 3, 2002 between the Issuer and GlobalNet.

Exhibit C                                                 Secured Promissory Note of GlobalNet dated September 3, 2002 in the principal amount of $324,000.

Exhibit D                                                Pledge Agreement dated September 3, 2002 between the Issuer and GlobalNet.

SIGNATURE

                                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 13, 2002.

GLOBALNET VENTURE PARTNERS, LLC

By	/s/ Karen Morgan
Karen Morgan, President

EXHIBIT INDEX

Exhibit                    Description

Exhibit A                                               Stock Purchase Agreement dated June 19, 2002 between the Issuer and GlobalNet.

Exhibit B                                                 Amendment to Stock Purchase Agreement dated September 3, 2002 between the Issuer and GlobalNet.

Exhibit C                                                 Secured Promissory Note of GlobalNet dated September 3, 2002 in the principal amount of $324,000.

Exhibit D                                                Pledge Agreement dated September 3, 2002 between the Issuer and GlobalNet.

EXHIBIT A

STOCK PURCHASE AGREEMENT

                THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is entered into as of June 19, 2002, by and between CorVu Corporation, a Minnesota corporation (the “Company”) and GlobalNet Venture Partners, L.L.C., a Delaware limited liability company (“Buyer”).

W I T N E S S E T H:

                WHEREAS, Buyer has agreed to consider providing valued consulting services to the Company, and John Bohn, a principal of Buyer, has agreed to consider serving as chair of Company’s Board of Directors subject to the satisfaction of certain conditions; and

                WHEREAS, Company has agreed to sell to Buyer, and Buyer has agreed to purchase from Company, One Million Two Hundred Thousand (1,200,000) shares of Company’s common stock (the “Common Stock”) pursuant to the terms and subject to the conditions contained in this Agreement;

                NOW, THEREFORE, in consideration of the mutual covenants and other provisions contained in this Agreement, the sufficiency of which are acknowledged, the parties to this Agreement agree as follows:

                1.             Sale of Stock.  Subject to the terms and conditions of this Agreement, Buyer hereby agrees to purchase from the Company and the Company hereby agrees to sell to Buyer the Common Stock as of the Effective Date, which date shall be the date, on or before August 1, 2002, that John Bohn notifies Company that he has agreed to become a member of its Board of Directors and serve as its Chair.

                2.             Purchase Price.  The purchase price for the Common Stock shall be $.27 per share (the “Closing bid price of Company’s common stock for June 18, 2002), an aggregate of $324,000 (the “Purchase Price”).

                3.             Payment of Purchase Price.  Buyer shall pay to Company the entire Purchase Price by executing and delivering to the Company a secured promissory note (the “Note”) in an amount equal to the Purchase Price, which Note shall be in the form attached hereto as Exhibit A.

                4.             Transfer of Stock.  Upon receipt of the Note from Buyer Company shall cause to be issued to Buyer a certificate (the “Stock Certificate”) representing the Common Stock.  The Stock Certificate shall bear the following legend:

“THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE.  THESE SHARES OF STOCK MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL, WHICH COUNSEL AND OPINION SHALL BE SATISFACTORY IN ALL RESPECTS TO THE COMPANY AND ITS COUNSEL, THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS.  ADDITIONALLY, THE

SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS CONTAINED IN THAT CERTAIN STOCK PURCHASE AGREEMENT, DATED THE 19th DAY OF JUNE, 2002, BY AND BETWEEN CORVU CORPORATION AND GLOBALNET VENTURE PARTNERS, L.L.C.”

                5.             Pledge of Stock.  Simultaneously with the issuance of the Stock Certificate pursuant to Section 4 of this Agreement, Buyer shall promptly sign and deliver to Company a pledge agreement in the form attached hereto as Exhibit B (the “Pledge Agreement”), and shall duly endorse in blank the Stock Certificate and deliver such Stock Certificate to Fredrikson & Byron, P.A., Minneapolis, Minnesota, as security for the Note pursuant to the terms of the Pledge Agreement.

                6.             Repurchase Rights.  Company shall have the following rights to repurchase (“Repurchase Right”) all or a portion of the Common Stock from Buyer under the described circumstances:

(a)           Under the circumstances described in Sections 6(b) and (c), Company shall have a Repurchase Right to repurchase from Buyer up to a maximum of Nine Hundred Sixty Thousand (960,000) shares of the Common Stock pursuant to the terms set forth in Section 7 of this Agreement.  The maximum number of shares of the Common Stock subject to the Repurchase Right shall decrease by 40,000 shares per month, commencing on the last day of each month following the month during which the Common Stock is issued.  Company may exercise the Repurchase Right by delivering to Buyer written notice (the “Exercise Notice”) of its intent to exercise, in whole or in part, its Repurchase Right.  The Exercise Notice shall set forth the number of shares of Common Stock Company is repurchasing.

(b)           In the event Buyer notifies Company that it is terminating its relationship with the Company, and in particular that John Bohn is resigning as a Director of Company and Chair of its Board, and such termination is effective prior to the close of a 24 month period commencing on the Effective Date, then commencing on the date of such termination (the “Buyer Termination Date”) the number of shares of the Common Stock subject to the Repurchase Right shall cease to decrease pursuant to Section 6(a) of this Agreement.  In such event Company may, at its option, purchase from Buyer that number of shares of the Common Stock subject to the Repurchase Right as of the Buyer Termination Date pursuant to the terms set forth in Section 7 of this Agreement.  The Company may exercise its option by delivering to Buyer the Exercise Notice, which shall set forth the number of shares of the Common Stock Company is repurchasing.  Bohn’s unavailability for service due to death or disability shall be deemed notification to Company of Buyer’s termination of its relationship with Company.

(c)           In the event the Company terminates its relationship with Buyer for any reason subsequent to the issuance of the Common Stock but prior to the close of the 24 month period commencing on the date of the issuance of the Common Stock, then commencing on the date of such termination (the “Company Termination Date”) the number of shares of the Common Stock subject to the Repurchase Right as of the Company Termination Date shall be decreased by the lesser of (i) One Hundred Eighty Thousand (180,000) or (ii) the number of shares of Common Stock subject to the Repurchase Right as of the Company Termination Date (the “Reduction Amount”).  To the extent the number of shares of Common Stock subject to the Repurchase Right as of the Company Termination Date exceeds the Reduction Amount, Company’s Repurchase Right shall apply to such excess.  The

Company’s repurchase of such excess shall be pursuant to the terms of Section 7 of this Agreement.  The Company may exercise the Company Termination Option by delivering to Buyer the Exercise Notice, which shall set forth the number of shares of Common Stock the Company is repurchasing.

(d)           To the extent it has not been exercised, Company’s Repurchase Right under this Agreement shall terminate immediately upon Company’s reaching agreement with a third party respecting sale, merger, consolidation of Company, the sale of substantially all of Company’s assets, or the sale by Company’s principal shareholders of a majority of the outstanding shares of the Company’s common stock.

7.             Terms of Company Repurchase; Payment.  In the event the Company exercises its Repurchase Right as described in Section 6 of this Agreement, the purchase price for the shares of the Common Stock being repurchased from Buyer shall be equal to the number of shares of the Common Stock being repurchased times the original price per share paid by Buyer.  The Company shall pay the Purchase Price to Buyer by reducing the outstanding principal balance of the Promissory Note.

8.             Representations and Warranties of Company.  Company makes the following representations and warranties to Buyer:

(a)           Authority of Company.  The Company has the authority to enter into and carry out the provisions of this Agreement and any other agreements and documents to be executed and/or delivered in connection with this Agreement by Company.

(b)           Binding Effect.  This Agreement and any other agreements and documents to be executed and/or delivered in connection with this Agreement by Company constitute the legal, valid, and binding obligations of the Company in accordance with their respective terms.

9.             Representations and Warranties of Buyer.  Buyer makes the following representations and warranties to the Company:

(a)           Authority of Buyer.  Buyer has the authority to enter into and carry out the provisions of this Agreement, the Promissory Note, the Pledge Agreement, and any other agreements and documents to be executed and/or delivered in connection with this Agreement by Buyer.

(b)           Binding Effect.  This Agreement, the Promissory Note, the Pledge Agreement, and any other agreements and documents to be executed and/or delivered in connection with this Agreement by Buyer constitute the legal, valid, and binding obligations of Buyer in accordance with their respective terms.

(c)           Investment Representations.

(i)            The shares of Stock acquired by Buyer will be acquired for Buyer’s own account, for investment and not with a view to resale or distribution.

(ii)           Buyer understands that (A) the shares of Stock being issued by the Company pursuant to the Agreement have not been registered under the Securities Act of 1933, as amended (the “Act”), or any state securities laws, and (B) the Common Stock may not be transferred or sold in the absence of registration under the Act and applicable state securities laws or an opinion of counsel satisfactory in form and substance to Company and its counsel that such registration is not required.

(iii)          Buyer is an “Accredited Investor” as that term is defined in Rule 501(a)(8) of Regulation D under the Act, is capable of evaluating the risks of purchasing the Common Stock, and can hold the Common Stock indefinitely.

10.           Termination.  This Agreement may be terminated at any time prior to the issuance of the Common Stock:

(a)           by mutual written consent of the Company and Buyer; or

(b)           by either the Company or Buyer if, without fault of the terminating party, the issuance of the Common Stock has not occurred on or before July 31, 2002;

11.           General.  The Exhibits delivered pursuant to the terms of this Agreement shall constitute a part of this Agreement.  This Agreement, the Promissory Note, the Pledge Agreement, and every other agreement or document signed or delivered in connection with this Agreement shall be governed by and construed in accordance with Minnesota law and shall be binding upon and inure to the benefit of the parties to this Agreement and their respective legal representatives and successors.  Notwithstanding any other provision in this Agreement, or any agreements or documents signed or delivered in connection with this Agreement, neither Company nor Buyer may assign all or any of their respective rights under this Agreement, the Promissory Note, the Pledge Agreement, or any agreement or document signed or delivered in connection with this Agreement.  This Agreement, together with the Exhibits and the agreements and documents signed or delivered in connection with this Agreement represent the only agreement among the parties concerning the subject matter hereof and supersede all prior agreements whether written or oral relating thereto.  No waiver, amendment, or modification of any term, condition, or provision of this Agreement shall be valid or in effect unless made in writing, signed by the parties to be bound.  No delay or omission in exercising any right, power, or privilege under this Agreement or any agreement or document signed or delivered in connection herewith shall operate as a waiver thereof.  The representations and warranties made in this Agreement shall survive the execution, delivery and performance of this Agreement.  Each of the parties hereto agrees to sign or deliver any other agreement or document requested in order to further effectuate the transactions contemplated by this Agreement.

                IN WITNESS WHEREOF, the Company and Buyer have duly executed this Agreement as of the date first above written.

CORVU CORPORATION

By:	/s/ Justin MacIntosh
Its President and CEO

GLOBALNET VENTURE PARTNERS, L.L.C.

By:	/s/ John Bohn
Its Managing Member

EXHIBIT B

AMENDMENT TO STOCK PURCHASE AGREEMENT

                THIS AMENDMENT (the “Amendment”) to the Stock Purchase Agreement dated as of June 19, 2002 (the “Purchase Agreement”) by and between CorVu Corporation, a Minnesota corporation (the “Company”) and GlobalNet Venture Partners, L.L.C., a Delaware limited liability company (“Buyer”) is entered into as of September 3, 2002 by and between the Company and Buyer.

W I T N E S S E T H:

                WHEREAS, the Company and Buyer desire to amend the Purchase Agreement to provide for the event of John Bohn’s death or disability, and to eliminate certain other inconsistencies in the Purchase Agreement;

                NOW, THEREFORE, in consideration of the mutual covenants and other provisions contained in the Purchase Agreement and this Amendment, the sufficiency of which are acknowledged, the parties to this Amendment agree as follows:

                1.             Sale of Stock.  Section 1 of the Purchase Agreement is amended to read as follows:

                “Subject to the terms and conditions of this Agreement, Buyer hereby agrees to purchase from the Company and the Company hereby agrees to sell to Buyer the Common Stock as of September 3, 2002 (the “Effective Date”).

                2.             Repurchase Rights.

                (a)           Section 6(b) of the Purchase Agreement is amended to read as follows:

                “In the event Buyer notifies Company that it is terminating its relationship with the Company, or the Company is notified of John Bohn’s resignation as a Director of the Company and/or Chair of its Board for reasons other than his death or disability, and such termination or resignation is effective prior to September 3, 2004, then commencing on the date of such termination or resignation (the “Buyer Termination Date”) the number of shares of the Common Stock subject to the Repurchase Right shall cease to decrease pursuant to Section 6(a) of this Agreement.  In such event Company may, at its option, purchase from Buyer that number of shares of the Common Stock subject to the Repurchase Right as of the Buyer Termination Date pursuant to the terms set forth in Section 7 of this Agreement.  The Company may exercise its option by delivering to Buyer the Exercise Notice, which shall set forth the number of shares of the Common Stock Company is repurchasing.”

                (b)           A new Section 6(c) is inserted that reads as follows:

                “In the event that John Bohn becomes unavailable for service due to his death or disability, the Company and Buyer shall attempt to agree on a successor for John Bohn within sixty (60) days after the day of John Bohn’s death or the day on which the event causing his disability occurred (the “Replacement Period”).  If the parties cannot reach such an agreement, the Company may terminate its relationship with Buyer effective as of the first day after the expiration of the Replacement Period.  If such termination occurs prior to September 3, 2003, then commencing on the first day after the expiration of the Replacement Period the number of shares of the Common Stock subject to the Repurchase Right shall cease to decrease pursuant to Section 6(a) of this Agreement.  If such termination occurs on or after September 3, 2003, then commencing on the first day after the expiration of the Replacement Period the number of shares of the Common Stock subject to the Repurchase Right shall be decreased by the lesser of (i) One Hundred Eighty Thousand (180,000) or (ii) the number of shares of Common Stock subject to the Repurchase Right as of the day of John Bohn’s death or the day on which the event causing his disability occurred; Company’s Repurchase Right shall apply to the number of shares of Common Stock subject to the Repurchase Right exceeding the aforesaid reduction. The Company’s repurchase of such excess shall be pursuant to the terms of Section 7 of this Agreement.  The Company may exercise its termination option under this Section 6(c) by delivering to Buyer the Exercise Notice, which shall set forth the number of shares of Common Stock the Company is repurchasing.

                (c)           Former Section 6(c) of the Purchase Agreement becomes Section 6(d), and former Section 6(d) of the Purchase Agreement becomes Section 6(e).

                3.             Termination.  Section 10(b) is amended to read as follows:

                “(b)         by either the Company or Buyer if, without fault of the terminating party, the issuance of the Common Stock has not occurred on or before October 31, 2002;”

                4.             Effectiveness.  Except as amended herein, the Agreement shall remain in full force and effect.

                IN WITNESS WHEREOF, the Company and Buyer have duly executed this Amendment as of the date first above written.

CORVU CORPORATION		GLOBALNET VENTURE PARTNERS, L.L.C.

By:	/s/ David C. Carlson	By:	/s/ Karen Morgan
Its:	CFO	Its:	President

EXHIBIT C

SECURED PROMISSORY NOTE

$324,000.00	Minneapolis, Minnesota

September 3, 2002

                FOR VALUE RECEIVED, the undersigned, GlobalNet Venture Partners, L.L.C., a Delaware limited liability company (the “Maker”), promises to pay to the order of CorVu Corporation, a Minnesota corporation, or its successors and assigns (the “Payee”), in lawful money of the United States of America and in immediately available funds, at such place as the Payee may direct, the principal sum of Three Hundred Twenty-Four Thousand and No/100 Dollars ($324,000), together with interest on the unpaid principal amount outstanding from time to time from the date hereof through September 2, 2005, at the rate of five and one-half percent (5.5%) per annum.  The interest on the unpaid principal amount hereof shall be payable quarterly commencing on the 30th day of September 2002.  The entire unpaid principal amount outstanding hereunder shall become due and payable in full on the seventh anniversary hereof (the “Maturity Date”).  Maker may, but is not required to, make principal prepayments hereunder as follows:

1.             At any time prior to the Maturity Date, Maker may make principal prepayments hereunder in an aggregate amount not to exceed Sixty-Four Thousand Eight Hundred and No/100 Dollars ($64,800) (the “Maximum Allowable Principal Prepayment”).

2.             Commencing on September 30, 2002 and on the last day of each subsequent month up to and including September 30, 2004, the Maximum Allowable Principal Prepayment shall increase by Ten Thousand Eight Hundred and No/100 Dollars ($10,800) per month.

3.             Notwithstanding anything herein to the contrary, if (a) Payee terminates its relationship with Maker prior to September 3, 2004, then on the date Payee terminates such relationship the Maximum Allowable Principal Prepayment shall increase by the lesser of (i) Forty-Eight Thousand Six Hundred and No/100 Dollars ($48,600) or (ii) the unpaid principal amount outstanding hereunder on the date Payee terminates its relationship with Maker and thereafter there shall be no further increase in the Maximum Allowable Principal Prepayment; or (b) Maker terminates its relationship with Payee prior to the second anniversary hereof, then, on and after the date of such termination there shall be no further increase in the Maximum Allowable Principal Prepayment.

                In the event that the relationship between Maker and Payee is terminated and Payee exercises its rights under that certain Stock Purchase Agreement between Maker and Payee dated June 19, 2002 as amended on September 3, 2002 (the “Stock Purchase Agreement”) to repurchase certain of its Common Stock as provided thereunder, Payee shall do so by reducing the unpaid principal balance of this Note as provided in Paragraph 7 of the Stock Purchase Agreement.  Further, at any time, Maker may reduce the outstanding principal balance of this Note by paying to Payee the amount of the Maximum Allowable Principal Prepayment and/or surrendering shares of Payee’s Common Stock.  The per share value of surrendered shares of Common Stock shall be the per share amount paid for such shares as stated in the Stock Purchase Agreement.

                This Note has been executed and delivered by the Maker to Payee to evidence Maker’s obligation to the Payee pursuant to the Stock Purchase Agreement, and is subject to the terms, conditions and agreements in said Stock Purchase Agreement, which among other things, provides for the cancellation by Payee of a portion of this Note upon the permitted repurchase by Payee of any of the shares of Common Stock under the Stock Purchase Agreement.  Additionally, this Note is secured by a Pledge Agreement of even date herewith, by and between the Payee and the Maker (the “Pledge Agreement”).

                Maker shall designate payments to Payee as principal or interest at the time of each payment.  In the absence of such a designation all payments shall be applied first to interest and then to principal.

                In the event the unpaid principal amount outstanding hereunder and/or the interest thereon is not paid when due (a “Default”), the Maker agrees to pay all costs (including fees and disbursements of counsel) reasonably incurred by the Payee of this Note in enforcing the terms and conditions hereof and in effecting the collection of such unpaid amounts.

                The Maker hereby waives presentment, demand for payment, notice of dishonor, protest and notice of protest.

                The rights and powers granted in this Note shall extend to any holder of this Note and shall be binding upon the Maker and its legal representatives and successors.

                This Note may be modified only by an agreement in writing signed by the party against whom enforcement of any modification is sought.

                All capitalized terms in this Note not defined herein shall have the meaning ascribed to them in the Stock Purchase Agreement.

                This Secured Promissory Note shall be governed by and construed in accordance with Minnesota law without regard to Minnesota conflict of law principles.

GLOBALNET VENTURE PARTNERS, L.L.C.

By	/s/ Karen Morgan
Its President

EXHIBIT D

PLEDGE AGREEMENT

                THIS PLEDGE AGREEMENT (the “Agreement”) is entered into this 3rd day of September, 2002 by and between CorVu Corporation, a Minnesota corporation(“Pledgee”) and GlobalNet Venture Partners, L.L.C., a Delaware limited liability company (“Pledgor”).

W I T N E S S E T H:

                WHEREAS, Pledgor has executed and delivered to Pledgee a limited recourse promissory note of even date herewith in the aggregate principal amount of Three Hundred Twenty-Four Thousand and No/100 Dollars ($324,000) (the “Note”) evidencing the purchase price for One Million Two Hundred Thousand (1,200,000) shares of Common Stock of Pledgee (the “Common Stock”) which Pledgor purchased from Pledgee pursuant to a Stock Purchase Agreement between Pledgor and Pledgee (the “Stock Purchase Agreement”); and

                WHEREAS, Pledgor has agreed to secure the payment of the Note and the performance and observance by Pledgor of all of its respective covenants, obligations, representations, and warranties under the Stock Purchase Agreement;

                NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement agree as follows:

1.             Pledge.

                (a)           Pledgor hereby pledges and grants Pledgee, its legal representatives and successors, a security interest in the Common Stock and the certificates evidencing the Common Stock as security for the payment-in-full of the principal of and interest on the Note and the performance and observance by Pledgor of all of its respective covenants, obligations, representations, and warranties under the Purchase Agreement, provided that upon payment of any part of the principal due, such pro rata portion of the shares shall be released from such security interest.

                (b)           Pledgor agrees that Pledgee's transfer agent shall deliver the certificates representing all of the Common Stock to Fredrikson & Byron, P.A., Minneapolis, Minnesota ("Fredrikson"). Pledgor shall deliver to Fredrikson concurrently with the execution of this Agreement a stock power endorsed in blank representing all of the Common Stock.  Fredrikson shall hold all of such certificates subject to the terms and conditions set forth herein.

                2.             Events Giving Rise to Certain Pledgee Rights (“Events”).  Upon the occurrence of any of the following Events, Pledgee shall be entitled to exercise any or all of Pledgee’s rights as set forth in Section 3 hereof:

                (a)           Pledgor shall fail to make when due any payment required under the Promissory Note.

                (b)           Pledgor shall breach or fail to observe or perform any of its covenants or obligations under the Purchase Agreement, or shall terminate its consulting services to Pledgee as described in the Purchase Agreement.

                (c)           Pledgee terminates Pledgor’s providing of consulting services to Pledgee as described in the Purchase Agreement.

                3.             Pledgee’s Rights Upon the Occurrence of an Event.  Pledgee may exercise any or all of the rights provided to Pledgee under the Stock Purchase Agreement, including repurchasing such shares of Common Stock as is permitted under the Stock Purchase Agreement.  In this regard, Pledgor appoints the Chief Executive Officer of Pledgee as Pledgor’s attorney-in-fact with full power and authority to take such action on behalf of Pledgee with respect to the Common Stock as is necessary or appropriate to fulfill Pledgor’s obligations to Pledgee under the Stock Purchase Agreement and this Agreement.

                4.             Rights of Pledgor.  Unless an Event has occurred Pledgor shall have the right to exercise all voting, consensual, and other powers of ownership pertaining to the Common Stock for all purposes.

                5.             Representations, Warranties, and Covenants of Pledgor.  Pledgor represents, warrants, and agrees that:

                (a)           The Common Stock will at all times be free of any security interest, mortgage, lien, encumbrance, or any other claim of any kind or nature, and Pledgor will not sell, assign, or transfer any of the Common Stock without the prior written consent of Pledgee.

                (b)           Pledgor has the authority to execute this Agreement and take all actions contemplated herein with respect to the Common Stock.

                6.             Termination, Return of Pledged Stock.  This Agreement and the pledge hereunder shall terminate on the first day as of which all principal of interest due on the Promissory Note shall have been paid.  Upon such termination, Fredrikson shall forthwith return to Pledgor or Pledgor's designee all Common Stock then held by and pursuant to this Agreement and all transfer documents executed by Pledgor with respect thereto.

                7.             No Waiver.  No failure or delay on the part of Pledgee in exercising any right, power, or privilege hereunder or under the Promissory Note or Purchase Agreement shall operate as a waiver thereof; and no single or partial exercise of any right, power, or privilege shall preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.  The rights and remedies provided in this Agreement are cumulative and are in addition to and not exclusive any other rights or remedies provided by contract, by law, in equity, by statute, or otherwise.  The waiver of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

                8.             Notices.  All notices, requests, demand, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service if served personally on the party to whom notice is to be given, (ii) on the date of delivery if delivered to the address of the party to whom notice is to be given by reputable overnight courier service, or (iii) on a date 3 consecutive days after the date of mailing if mailed to the party to whom notice is to be given by first-class mail, registered or certified, postage prepaid.  For notice purposes the following addresses shall be used:

To Pledgee at:	3400 West 66th Street, Suite 445
Edina, MN 55435
Attn: David Carlson

To Pledgor at:	1051 Post Road
Darien, CT 06820
Attn: Karen Morgan

                Any party may change its address for purposes of this Section by giving the other party written notice of the new address in the manner set forth above.

                9.             Modification.  No supplement, modifications, or amendment of this Agreement shall be binding unless executed by all parties.  No waiver shall be binding unless executed in writing by the party making the waiver.

                10.           Binding Effect; Benefits.  This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their legal representatives and successors.

                11.           Governing Law.  This Agreement shall be construed in accordance with, and governed by the State of Minnesota without giving effect to Minnesota conflict of law principles.

                IN WITNESS WHEREOF, the parties to this Agreement have duly executed it on the day and year first above written.

CORVU CORPORATION

By:	/s/ David C. Carlson
	Its:	CFO

GLOBALNET VENTURE PARTNERS, L.L.C.

By:	/s/ Karen Morgan
	Its:	President